                                FORM 10K/A
                                ----------

                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


                                ----------


                    AMENDMENT TO APPLICATION OR REPORT
               Filed pursuant to Section 12, 13, or 15(d) of
                    THE SECURITIES EXCHANGE ACT OF 1934


                  OLD REPUBLIC INTERNATIONAL CORPORATION
            --------------------------------------------------
            (Exact name of registrant as specified in charter)



                          AMENDMENT NO. ____4___


The undersigned registrant hereby amends the following items, financial statement, exhibits or other portions of its Annual Report for 1994 on Form 10-K as set forth in the pages attached hereto:

(List all such items, financial statements, exhibits or other portions amended.)

                                 FORM 11-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     OLD REPUBLIC INTERNATIONAL CORPORATION
                                     --------------------------------------
                                                   (Registrant)




Date: May 9, 1995                    By:_______/s/ Paul D. Adams___________
                                                 (Signature)
                                                 P.D. Adams
                                              Senior Vice President,
                                              Chief Financial Officer
                                                  and Treasurer



                              Total Pages: 13

                    SECURITIES AND EXCHANGE COMMISSION


                          Washington, D.C. 20549

                               -------------

                                 FORM 11-K

                               -------------

                               ANNUAL REPORT


                     Pursuant to Section 15(d) of the
                      Securities Exchange Act of 1934


                For The Fiscal Year Ended December 31, 1994

                               -------------

                       GREAT WEST CASUALTY COMPANY
                            PROFIT SHARING PLAN

                               ------------




                  OLD REPUBLIC INTERNATIONAL CORPORATION
                         307 NORTH MICHIGAN AVENUE
                          CHICAGO, ILLINOIS 60601

              GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
                              _______________

                       Index to Financial Statements

___________________________________________________________________________


                                                                   Page No.
                                                                   --------
      Report of Independent Accountants                               1

      Financial Statements:

        Statements of Net Assets Available for Benefits at
          December 31, 1994 and 1993                                  2

        Statements of Changes in Net Assets Available for Benefits
          for the Years Ended December 31, 1994 and 1993              3

        Notes to Financial Statements                               4 - 9

        Supplemental Schedules                                    Exhibit I

                     REPORT OF INDEPENDENT ACCOUNTANTS
                     ---------------------------------

To the Administrative Committee of
Great West Casualty Company Profit Sharing Plan
South Sioux City, Nebraska

We have audited the accompanying statements of net assets available for benefits of Great West Casualty Company Profit Sharing Plan as of December 31, 1994 and 1993, and the related statement of changes in net assets available for benefits for the year ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that out audits provide a reasonable basis for out opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993 and the changes in net assets available for benefits for the year ended December 31, 1994 and 1993 in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1994, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules (Exhibit I) are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income and Security Act of 1974. The supplemental schedules were subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1994, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                             /s/ Coopers & Lybrand L.L.P.


700 Cornhusker Plaza
Lincoln, Nebraska
April 12, 1995

                                                                          2
              GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        December 31, 1994 and 1993
___________________________________________________________________________

                                                                   December 31,
                                                            --------------------------
                                                                1994         1993
                                                            --------------------------
                              ASSETS
Investments, at contract value............................. $16,367,219  $13,406,563
                                                            --------------------------
Net assets available for benefits (Note 5)................. $16,367,219  $13,406,563
                                                            ==========================














      See accompanying Notes to Financial Statements

                                                                        3
              GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
              for the years ended December 31, 1994 and 1993
___________________________________________________________________________

                                                                  Years Ended December 31,
                                                                 --------------------------
                                                                     1994         1993
                                                                 --------------------------
      Additions to net assets attributable to:

      Transferred Assets.........................................  $1,832,160   $      -

      Contributions:
        Employer.................................................   1,351,694   $1,170,513
        Employee.................................................     466,984       80,224
                                                                 --------------------------
                                                                    1,818,678    1,250,737
                                                                 --------------------------
      Investment Income:
        Interest.................................................     698,687      675,929
        Dividends................................................      12,012          -
        Net appreciation (depreciation) in contract
          value of investments...................................     (36,688)     117,799
                                                                 --------------------------
                                                                      674,011      793,728
                                                                 --------------------------

      Other additions............................................       9,602          -

          Total additions........................................   4,334,451    2,044,465

      Deductions from net assets attributed to:
      Benefits paid to participants, including
        $47,189 and $26,676 of employee
        contributions withdrawn in 1994 and 1993,
        respectively (Note 5)....................................   1,371,696      349,427
      Administrative expenses....................................       2,099          -
                                                                 --------------------------
          Net increase...........................................   2,960,656    1,695,038

      Net assets available for benefits:
        Beginning of year........................................  13,406,563   11,711,525
                                                                 --------------------------
        End of year.............................................. $16,367,219  $13,406,563
                                                                 ==========================

      See accompanying Notes to Financial Statements

                                                                          4
                       NOTES TO FINANCIAL STATEMENTS
___________________________________________________________________________

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the Great West Casualty Company Profit Sharing Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description.

(a) General

The Plan is a defined contribution profit-sharing plan sponsored by Great West Casualty Company, covering all eligible employees of that Company as well as its affiliates, Central Data Services, Joe Morten & Son, Inc., Midwest Insurance, Inc., Motor-Ways, Inc., and Truckmen Underwriters Agency, Inc. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b) Contributions and Participants Accounts

The employer's contribution to the Plan for each plan year is limited to the maximum amount allowed for tax purposes. Contributions are at the discretion of the Board of Directors.

Participants in the Plan may contribute annually or on a cumulative basis up to 10% of their compensation received while a participant. Total accumulated participant contributions, including earnings thereon, were $2,249,608 and $825,383 at December 31, 1994 and 1993, respectively. Total annual additions per participant account during a plan year by the employer and the employee shall not exceed the lesser of $30,000 or 25% of the participant's compensation for such year. The term "annual addition" for any plan year means the sum of the employer contributions, participants voluntary contributions and remainders credited to a participant's accounts under any such plans for that year.

(c) Eligibility and Vesting

Under the terms of the Plan, an employee shall become eligible for inclusion in the Plan upon reaching the age 21 with completion of 1,000 hours of service during the twelve month period beginning with date of hire. Minimum age for vesting service is 18 years.

Benefits upon termination of employment are limited to the participant's contributions plus 10% of all other assets accumulated in their profit-sharing account for each full year of participation not to exceed 100%. However, no benefits are vested until an employee has completed four years of service.

(d) Payment of Benefits

On termination of service, a participant may elect to leave funds in the Plan or receive either a lump-sum payment or purchase of a single premium life annuity contract. Net assets at December 31, 1994 and 1993, include funds totaling $361,535 and $327,553, respectively, which represent the account balance of retired and terminated participants who have elected to leave the funds in the Plan upon retirement or termination.

                                                                          5
                       NOTES TO FINANCIAL STATEMENTS
___________________________________________________________________________

NOTE 1 - DESCRIPTION OF PLAN, Continued

(e) Forfeitures

All forfeitures are segregated until the employee has attained a five year break-in-service. At that time forfeitures are allocated pro-rata to each participant account according to their respective earnings for that year. There were unallocated assets of $163,105 and $164,824 at December 31, 1994 and 1993, respectively.

(f) Loans

Participants may elect to borrow from the plan based upon specified conditions. A participant may have only one outstanding loan at any time which must be for at least $1,000. In no case shall the aggregate amount lent to a participant exceed the lesser of the following: (a) $50,000 reduced by the excess of the highest outstanding balance of loans from the plan during the one year period ending on the date before the date of the loan to the participant; (b) 50% of the participant's vested interest; or (c) 100% of the sum of the balances in the participant's pre-tax contribution and matching contribution accounts.

(g) Transferred assets

Participants transferred their assets of $1,832,160 from an affiliate's 401(K) plan to the Plan during 1994.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The plan presents in the statement of changes in net assets the net appreciation (depreciation) in the contract value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments. Benefits are recorded when paid.

(b) Investments

The plan entered into an immediate participation guarantee contract with Connecticut General Life Insurance Company (Connecticut General). Connecticut General maintains a.) an employer contribution account b.) a voluntary savings account and c.) a rollover contribution account for each participant. As directed by the plan, sixty percent of employer contributions for each participant are allocated to the Guaranteed Long Term Account and the remaining forty percent of employer contributions as well as any participant voluntary contributions are allocated to separate investment funds (see note
5) according to participant elections. The accounts are credited with earnings on the underlying investments and charged for Plan benefits paid. The contract is included in the financial statements at December 31, 1994 and 1993, at contract value as reported to the Plan by Connecticut General.

                                                                          6
                       NOTES TO FINANCIAL STATEMENTS
___________________________________________________________________________

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

(c) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:
                                                          December 31, 1994
                                                          -----------------

Net assets available for benefits per
 the financial statements                                      $16,367,219
                                                          -----------------

Net assets available for benefits per
 Form 5500                                                     $16,367,219
                                                          =================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                              Year ended
                                                          December 31, 1994
                                                          -----------------

Benefits paid to participants per
 the financial statements                                      $1,371,696
                                                          -----------------

Benefits paid to participants per
 the Form 5500                                                 $1,371,696
                                                          =================

NOTE 3 - FEDERAL INCOME TAXES

The Plan has received an Internal Revenue Service Determination Letter dated May 3, 1989, which states that it qualifies under the provisions of Section 501(a) of the Internal Revenue Code and is, therefore, exempt from federal income taxes. Employer contributions and the income of the Plan are not taxable to the participants until such time as distributions are made.


NOTE 4 - TERMINATIONS

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

                                                                          7
                       NOTES TO FINANCIAL STATEMENTS
___________________________________________________________________________

NOTE 5 - ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS AND CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Six separate investment funds are maintained under the plan for the benefit of participants. The allocation of net assets available for plan participants to the separate investment funds is as follows:

                                                           For the year ended December 31, 1994
                                                        ------------------------------------------
                                                        Immediate Participation Guarantee Contract

                                     Guaranteed  Guaranteed  Income and       Growth       Stock         Old   Participant
                                      Long-term  Short-term      Growth  Opportunity      Market    Republic          Loan
                          Combined      Account     Account     Account      Account       Index       Stock
                       -----------  -----------  ----------  ----------   ----------  ----------  ----------   -----------
Net assets available
   for benefits        $16,367,219  $13,279,063    $185,953    $656,324   $1,207,298    $136,067    $688,912      $213,602



                                                           For the year ended December 31, 1993
                                                        ------------------------------------------
                                                        Immediate Participation Guarantee Contract

                                     Guaranteed  Guaranteed  Growth and       Growth  Income and   Strategic
                                      Long-term  Short-term      Income  Opportunity      Growth  Opportunity
                          Combined      Account     Account     Account      Account     Account     Account
                       -----------  -----------  ----------  ----------   ----------  ----------  ----------
Net assets available
   for benefits         $13,406,563 $11,700,147    $162,328    $588,451     $627,395    $313,603     $14,639




The contract with the funding agent imposes certain restrictions on transfers between and disbursements from various accounts, the most restrictive of which are:

 - Transfers or disbursements from the guaranteed long-term account greater than 10% of the total assets in such pool at January 1 of the year of computation may be deferred by the funding agent.

 - Transfers or disbursements from the guaranteed short-term account may be deferred up to a period of 30 days if there is negative cash flow in the account.

                                                                          8
                       NOTES TO FINANCIAL STATEMENTS
___________________________________________________________________________

NOTE 5 - ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS AND CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, Continued

The allocation of changes in net assets available to the separate investment funds is as follows:

                                                           For the year ended December 31, 1994
                                                        ------------------------------------------
                                                        Immediate Participation Guarantee Contract

                                             Guaranteed   Guaranteed   Income and       Growth
                                              Long-term   Short-term       Growth  Opportunity
                                  Combined      Account      Account      Account      Account
                               -----------  -----------   ----------   ----------   ----------
Transferred Assets              $1,832,160    1,225,152       31,335         -            -

Contributions:
 Employer                       $1,351,694     $561,933       $8,934     $234,662     $342,100
 Employee                         $466,984      178,998        3,946       89,253      122,477
                               -----------  -----------  -----------  -----------  -----------
                                 1,818,678      740,931       12,880      323,915      464,577
                               -----------  -----------  -----------  -----------  -----------

Investment Income:
 Interest                         698,687      692,737        5,950          -            -
 Dividends                         12,012          -            -            -            -
Net appreciation in
 contract value
 of investments                   (36,688)      (3,033)         -         (16,899)      16,291
                               -----------  -----------  -----------  -----------  -----------
                                   674,011      689,704        5,950      (16,899)      16,291
                               -----------  -----------  -----------  -----------  -----------

Other additions                      9,602        5,832            7          663        1,258

   Total additions               4,334,451    2,661,619       50,172      307,679      482,126

Less benefits paid
 to participants                 1,371,696    1,245,461       10,156       36,937       21,027

Administrative expenses              2,099          995           41           43           83

Loans to Participants                  -        115,854        3,372        1,717        3,240

Transfers between funds                -        279,607      (12,978)      73,739      122,127
                               -----------  -----------  -----------  -----------  -----------
 Net increase                    2,960,656    1,578,916       23,625      342,721      579,903
                               -----------  -----------  -----------  -----------  -----------

Net assets available
 for plan benefits:
  Beginning of year             13,406,563   11,700,147      162,328      313,603      627,395
                               -----------  -----------  -----------  -----------  -----------
  End of year                  $16,367,219  $13,279,063     $185,953     $656,324   $1,207,298
                               ===========  ===========  ===========  ===========  ===========

                       NOTES TO FINANCIAL STATEMENTS
___________________________________________________________________________

NOTE 5 - ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS AND CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, Continued

The allocation of changes in net assets available to the separate investment funds is as follows:

                                                           For the year ended December 31, 1994
                                                        ------------------------------------------
                                                        Immediate Participation Guarantee Contract

                               Stock          Old   Growth and    Strategic  Participant
                              Market     Republic       Income  Opportunity       Loans
                               Index        Stock      Account      Account
                          ----------   ----------   ----------   ----------  ----------
Transferred Assets               -        575,673          -            -           -

Contributions:
 Employer                    $76,436     $127,629          -            -           -
 Employee                     27,118       45,192          -            -           -
                          ----------  -----------  -----------  ----------- -----------
                             103,554      172,821          -            -           -
                          ----------  -----------  -----------  ----------- -----------

Investment Income:
 Interest                        -            -            -            -           -
 Dividends                    12,012          -            -            -           -
Net appreciation in
 contract value
 of investments                  583      (33,630)         -            -           -
                          ----------  -----------  -----------  ----------- -----------
                                 583      (21,618)         -            -           -
                          ----------  -----------  -----------  ----------- -----------

Other additions                  921          921          -            -           -

   Total additions           105,058      727,797          -            -           -

Less benefits paid
 to participants               1,522       13,669       42,924          -           -

Administrative expenses           26          911          -            -           -

Loans to Participants            197       89,222          -            -      (213,602)

Transfers between funds       32,754       64,917     (545,527)     (14,639)        -
                          ----------  -----------  -----------  ----------- -----------
 Net increase                136,067      688,912     (588,451)     (14,639)    213,602
                          ----------  -----------  -----------  ----------- -----------

Net assets available
 for plan benefits:
  Beginning of year                0            0      588,451       14,639         -
                          ----------  -----------  -----------  ----------- -----------
  End of year               $136,067     $688,912           $0           $0    $213,602
                          ==========  ===========  ===========  =========== ===========

                                                                          9
                       NOTES TO FINANCIAL STATEMENTS
___________________________________________________________________________

NOTE 5 - ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS AND CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, Continued

                                                           For the year ended December 31, 1993
                                                        ------------------------------------------
                                                        Immediate Participation Guarantee Contract

                                             Guaranteed   Guaranteed   Growth and       Growth   Income and    Strategic
                                              Long-term   Short-term       Income  Opportunity       Growth  Opportunity
                                  Combined      Account      Account      Account      Account      Account      Account
                               -----------  -----------   ----------   ----------   ----------   ----------   ----------
      Contributions:
       Employer                 $1,170,513     $983,809      $27,636      $80,565      $44,398      $25,923       $8,182
       Employee                     80,224       61,793        1,907        2,075        9,851        4,535           63
                               -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                 1,250,737    1,045,602       29,543       82,640       54,249       30,458        8,245
                               -----------  -----------  -----------  -----------  -----------  -----------  -----------

      Investment Income:
       Interest                    675,929      672,152        3,777       -            -            -            -
      Net appreciation in
       contract value
       of investments              117,799       -            -            19,730       61,784       34,227        2,058
                               -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                   793,728      672,152        3,777       19,730       61,784       34,227        2,058
                               -----------  -----------  -----------  -----------  -----------  -----------  -----------

        Total additions          2,044,465    1,717,754       33,320      102,370      116,033       64,685       10,303

      Less benefits paid
       to participants             349,427      302,881        9,289       20,814        4,725       11,718       -

      Transfers between
       funds                        -          (272,773)      (1,926)     (52,250)     244,916       83,658       (1,625)
                               -----------  -----------  -----------  -----------  -----------  -----------  -----------
       Net increase              1,695,038    1,142,100       22,105       29,306      356,224      136,625        8,678
                               -----------  -----------  -----------  -----------  -----------  -----------  -----------

      Net assets available
       for plan benefits:
        Beginning of year       11,711,525   10,558,047      140,223      559,145      271,171      176,978        5,961
                               -----------  -----------  -----------  -----------  -----------  -----------  -----------
       End of year             $13,406,563  $11,700,147     $162,328     $588,451     $627,395     $313,603      $14,639
                               ===========  ===========  ===========  ===========  ===========  ===========  ===========


                                                                  Exhibit I
              GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
                          SUPPLEMENTAL SCHEDULES
              for the years ended December 31, 1994 and 1993
___________________________________________________________________________

The following information was received from the funding agent for the Plan year January 1, 1994 through December 31, 1994:

                                         Schedule G, Part V: Schedule of Reportable Transactions

- -------------------------------------------------------------------------------------------------------------------------|
(a) identity |(b) Description of Assets | (c) Purchase | (d) Selling  | (g) Cost of  | (h) Current value  | (i) Net gain|
  of party   |                          |    price     |    price     |    asset     |   of assets on     | or loss     |
  involved   |                          |              |              |              |  transaction date  |             |
- -------------|--------------------------|--------------|--------------|--------------|--------------------|-------------|
             |Purchases of units in     |              | Not          |              |                    |             |
CGLIC        |GUARANTEED LONG-TERM      |  $2,575,814  | Applicable   |  $2,575,814  |        $2,575,814  |      $0     |
- -------------|--------------------------|--------------|--------------|--------------|--------------------|-------------|
             |Sales of units in         | Not          |              |              |                    |             |
CGLIC        |GUARANTEED LONG-TERM      | Applicable   |    $741,086  |       *      |          $741,086  |       *     |
- -------------|--------------------------|--------------|--------------|--------------|--------------------|-------------|
             |Purchases of units in     |              | Not          |              |                    |             |
             |OLD REPUBLIC STOCK        |    $831,513  | Applicable   |    $831,513  |          $831,513  |      $0     |
- -------------|--------------------------|--------------|--------------|--------------|--------------------|-------------|
             |Sales of units in         | Not          |              |              |                    |             |
             |OLD REPUBLIC STOCK        | Applicable   |    $108,971  |       *      |          $108,971  |       *     |
- -------------|--------------------------|--------------|--------------|--------------|--------------------|-------------|

       * Not available form Ordinary Business Records



          Schedule of Assets Held For Investment Purposes

      ------------------------------------------------------- |
      Identity      |Description               |   Current    |
      of party      |                          |   Value      |
      --------------|--------------------------|------------- |
      CGLIC         |GUARANTEED LONG-TERM      | $13,279,063  |
      --------------|--------------------------|------------- |
      CGLIC         |GUARANTEED SHORT-TERM     |     185,953  |
      --------------|--------------------------|------------- |
      CGLIC         |INCOME AND GROWTH         |     656,324  |
      --------------|--------------------------|------------- |
      CGLIC         |GROWTH OPPORTUNITY        |   1,207,298  |
      --------------|--------------------------|------------- |
      CGLIC         |STOCK MARKET INDEX        |     136,067  |
      --------------|--------------------------|------------- |
      CGLIC         |OLD REPUBLIC STOCK        |     688,912  |
      --------------|--------------------------|------------- |
      CGLIC         |GROWTH AND INCOME         |           0  |
      --------------|--------------------------|------------- |
      CGLIC         |STRATEGIC OPPORTUNITY     |           0  |
      --------------|--------------------------|------------- |
      CGLIC         |LOANS TO PARTICIPANTS     |     213,602  |
      --------------|--------------------------|------------- |

                                SIGNATURES
                                ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on behalf of the undersigned, thereunto duly authorized.


                                 GREAT WEST PROFIT SHARING PLAN, Registrant

                                 By: _______/s/ Allen J. Johnson___________
                                     Allen J. Johnson, Plan Committee

                                 By: -------/s/ Fredric J. Frey____________
                                     Fredric J. Frey, Plan Committee

                                 By: _______/s/ Michael P. Krehbiel________
                                     Michael P. Krehbiel, Plan Committee

                                 By: _______/s/ R. Scott Rager_____________
                                     R. Scott Rager, Plan Committee

                                 By: _______/s/ Gaylen L. TenHulzen________
                                     Gaylen L. TenHulzen, Plan Committee

                                 By: _______/s/ Scott A. Wilson____________
                                     Gaylen L. TenHulzen, Plan Committee


Dated: May 3, 1995